Filed by Cohn Robbins Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cohn Robbins Holdings Corp.

Commission File No. 001-39454

FOR IMMEDIATE RELEASE

Cohn Robbins Shares Allwyn’s Excitement For UK National Lottery

After Camelot Withdraws Legal Appeal

WILMINGTON, Del., September 6, 2022 -- Cohn Robbins Holdings Corp. (“CRHC” or “Cohn Robbins” or the “Company”) (NYSE: CRHC), a publicly-traded special purpose acquisition company, today commented on the announcement that Camelot UK Lotteries Limited (the incumbent operator of the UK National Lottery) has agreed to withdraw its appeal of a key June 2022 ruling by the UK’s High Court (the “Camelot Appeal”).

Leading multinational lottery operator Allwyn AG (“Allwyn”) stated yesterday that withdrawal of the Camelot Appeal removes an important obstacle to the UK Gambling Commission (“UKGC”) signing the enabling agreement that will allow the transition process to begin, and that it looks forward to cooperating with Camelot and the UKGC on the transition process to Allwyn UK operating Europe’s largest lottery. Allwyn UK was selected by the UKGC in March 2022 as the preferred applicant in the competition for the fourth license to operate the UK National Lottery. The current license expires on 31 January 2024.

Cohn Robbins stated, “As partners of Allwyn in our proposed business combination, Cohn Robbins shares Allwyn’s excitement concerning the UK National Lottery. Allwyn’s selection as the preferred applicant to operate Europe’s largest lottery, after one of the most competitive lottery license tenders ever conducted, is a tribute to the strength and track record of the Allwyn team. We are also excited that Allwyn will be competing for new lottery tenders – including in the $100 billion US market – with the credential of having successfully operated lotteries in multiple geographies.”

CRHC believes the global lottery industry has attractive characteristics, including high consumer participation across wide demographics, resiliency through market cycles and upside potential from increasing online penetration. Allwyn is a leader in the $300 billion global lottery industry, operating lotteries through both retail and online channels in multiple European countries, including Austria, the Czech Republic, Greece, Cyprus and Italy. CRHC furthermore believes Allwyn is well-positioned to grow through both organic and inorganic growth opportunities. For further information on Allwyn, please visit the Allwyn Investor Relations Website at investors.allwynentertainment.com.

The June 2022 ruling by the UK’s High Court lifted a stay that had prevented the UKGC from entering into agreements with Allwyn UK to formally award the fourth license to operate the UK National Lottery to Allwyn UK and commence the transition process from the Camelot Entities to Allwyn UK. The Camelot Appeal had caused the stay to remain in place pending the outcome of a hearing on the Camelot Appeal.

About Allwyn

Allwyn is a leading global lottery operator. Allwyn builds lotteries that return more to good causes by focusing on innovation, technology, efficiency and safety across a growing casual gaming entertainment portfolio. The lottery-first approach of focusing on affordable recreational play has earned Allwyn leading market positions with trusted brands across Europe in Austria, Czech Republic, Greece and Cyprus and Italy. Allwyn has been named the preferred applicant by the UKGC to operate the UK National Lottery for its fourth license.

About Cohn Robbins Holdings Corp.

Founded and listed on the NYSE in 2020, Cohn Robbins Holdings Corp. is Co-Chaired by Gary D. Cohn and Clifton S. Robbins. Mr. Cohn is Vice Chairman of IBM and has more than 30 years of financial services experience spanning the private and public sectors, having served as Assistant to the President of the United States for Economic Policy and Director of the National Economic Council from January 2017 until April 2018, and as President, Chief Operating Officer and a director of The Goldman Sachs Group, Inc. from 2006-2016. Mr. Robbins has more than 35 years of investment management experience, including as Founder and Chief Executive Officer of Blue Harbour Group from 2004-2020, a Managing Member of global growth investor General Atlantic Partners from 2000-2004, and as a General Partner of Kohlberg Kravis Roberts & Co., where he worked from 1987-2000.

Additional Information about the Business Combination and Where to Find It
In connection with the Business Combination, Allwyn has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC"), which was declared effective on August 19, 2022 (the “Proxy Statement”). The Proxy Statement includes a proxy statement of the Company and a prospectus of Allwyn. Additional information about the Business Combination, including a copy of the Business Combination Agreement and prospectus, are provided in the Proxy Statement. The Proxy Statement was mailed to each of CRHC’s Cohn Robbins’ shareholders of record on August 15, 2022, and can be found, free of charge, on the SEC’s website at www.sec.gov under the registrant “Allwyn Entertainment AG.” Additionally, Cohn Robbins and Allwyn will file other relevant materials with the SEC in connection with the Business Combination.

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Contacts

For media inquiries:
Adam Weiner

Arrowpath Advisors for Cohn Robbins Holdings Corp.
CRHCmedia@arrowpath.com

+1 212 596 7700

IR@allwynent.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the Business Combination between, among other parties, Cohn Robbins and Allwyn. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Allwyn’s and Cohn Robbins’ expectations with respect to the outcome of the UK National Lottery license competition and related litigation, anticipated financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, and the timing of the completion of the Business Combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Cohn Robbins’ registration statement on Form S-1 (File No. 333-240277), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q, the Proxy Statement filed by Allwyn, and other documents filed by Allwyn and Cohn Robbins from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Allwyn’s and Cohn Robbins’ control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this press release, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against Cohn Robbins or Allwyn following the announcement of the Business Combination; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the private placement of common stock or due to failure to obtain approval of Cohn Robbins’ shareholders; (3) the risk that the Business Combination may not be completed by Cohn Robbins’ business combination deadline and the potential failure to obtain an extension of such deadline sought by Cohn Robbins; (4) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval by Cohn Robbins’ shareholders and the satisfaction of the minimum trust account amount following any redemptions by Cohn Robbins’ public shareholders; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (6) the risk that the Business Combination disrupts current plans and operations as a result of the consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) costs related to the Business Combination; (9) changes in the applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the risk of downturns and a changing regulatory landscape in the industry in which Allwyn operates; (12) Allwyn’s ability to obtain or maintain rights or licenses to operate in any market in which Allwyn operates or seeks to operate in the future; (13) the potential inability of Allwyn to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (14) the enforceability of Allwyn’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (15) other risks and uncertainties described in Cohn Robbins’ registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q, and the Proxy Statement. Allwyn and Cohn Robbins caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Allwyn nor Cohn Robbins gives any assurance that Allwyn or Cohn Robbins will achieve its expectations. Neither Allwyn nor Cohn Robbins undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

SOURCE: Cohn Robbins Holdings Corp.